SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 7, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 7, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		1985 Executive Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		6,437
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		6,437
Number and class of securities originally listed and the date of admission		30,000 Ordinary Shares of US$20 cents each listed on 13 February 2007.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

 BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		1990 International Executive Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		483,711
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		483,711
Number and class of securities originally listed and the date of admission		1,850,000 ordinary shares of US$20 cents each listed on 23 January 2006.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		987,675
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		57,900
Balance under scheme not yet issued/allotted at end of period		929,775
Number and class of securities originally listed and the date of admission		500,000 ordinary shares of US$20 cents each listed on 23 January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		1,828,509
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		419,195
Balance under scheme not yet issued/allotted at end of period		1,409,314
Number and class of securities originally listed and the date of admission
1,000,000 ordinary shares of US$20 cents each listed on 13 February 2007. 500,000 ordinary shares of US$ 20 cents each listed on 02 August 2007. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 February 2010.

Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		2,463,759
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		876,143
Balance under scheme not yet issued/allotted at end of period		1,587,616
Number and class of securities originally listed and the date of admission
1,500,000 ordinary shares of US$20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 2 August 2007. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 February 2010.

Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

 BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		929,878
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		254,693
Balance under scheme not yet issued/allotted at end of period		675,185
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$20 cents each listed on 23 January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		695,483
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		338,415
Balance under scheme not yet issued/allotted at end of period		357,068
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$20 cents each listed on 23 January 2006. 1,500,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY

Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		1,237,430
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		754
Balance under scheme not yet issued/allotted at end of period		1,236,676
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

 BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		1,403,700
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		27,196
Balance under scheme not yet issued/allotted at end of period		1,376,504
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

 BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	24 July 2010	To:	23 January 2011
Balance under scheme from previous return:		282,912
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		282,912
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$20 cents each listed on 13 February 2007.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FSA

Date: 07 February 2011

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	22 December 2010	To:	23 January 2011
Balance under scheme from previous return:		0
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000
Number of securities issued/allotted under scheme during period:		4,000
Balance under scheme not yet issued/allotted at end of period		1,996,000
Number and class of securities originally listed and the date of admission		2,000,000 ordinary shares of US$20 cents each listed on 22 December 2010.
Total number of securities in issue at the end of the period		890,518,930 ordinary shares of US$20 cents each are in issue. 62,720,798 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Gemma Parsons, Deputy Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.